As filed with the Securities and Exchange Commission on May 12,1999
                                                     Registration No. 333-______

--------------------------------------------------------------------------------

                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                  ------------------

                                       FORM S-2
                                Registration Statement
                                      Under the
                                Securities Act of 1933

                                   FIBERCHEM, INC.

                (Exact Name of Registrant as Specified in Its Charter)

           Delaware                       2834                     84-1063897
----------------------------   -------------------------     -------------------
(State or Other Jurisdiction       (Primary Standard          (I.R.S. Employer
     of Incorporation or       Industrial Classification     Identification No.)
        Organization)                 Code Number)

                              1181 Grier Drive, Suite B
                               Las Vegas, Nevada 89119
                                    (702) 361-9873

(Address and Telephone Number of Principal Executive Offices and Principal Place of Business)

                                  Mr. Melvin Pelley
                               Chief Financial Officer
                                   FiberChem, Inc.
                              1181 Grier Drive, Suite B
                               Las Vegas, Nevada 89119

                                  ------------------

                                      Copies to:

                              Elliot H. Lutzker, Esq.
                              Snow Becker Krauss P.C.
                                  605 Third Avenue
                                 New York, NY 10158
                                Tel:  (212) 687-3860
                                Fax:  (212) 949-7052

                                  ------------------

     Approximate Date of Proposed Sale to the Public: As soon as practicable after the registration Statement becomes effective.

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

--------------------------------------------------------------------------------
                                      * * * * *
--------------------------------------------------------------------------------
                           CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

     Title of                                     Proposed            Proposed
    Each Class                                    Maximum             Maximum
  of Securities              Amount               Offering            Aggregate           Amount of
      to be                  to be                Price Per           Offering          Registration
    Registered             Registered              Unit(1)             Price                Fee
Common Stock,           1,425,500 shares (2)       $0.14(3)           $199,570             $55.48
$.0001 par value

Class E Common Stock    300,000 wts. (4)           $ .90(5)           $270,000             $75.06
Purchase Warrants

Common Stock,           300,000 shares (6)(7)        (8)                 (8)                 (8)
$.0001 par value

     Title of                                       Proposed            Proposed
    Each Class                                      Maximum             Maximum
  of Securities              Amount                 Offering            Aggregate           Amount of
      to be                  to be                  Price Per           Offering          Registration
    Registered             Registered                Unit(1)             Price                Fee
Common Stock,          692,742 shares (7)(9)         $  .23            $  159,330         $   44.29
$.0001 par value

Common Stock,          1,280,411 shares (7)(10)      $  .23            $  294,495         $   81.87
$.0001 par value

Common Stock,          3,333,333 shares (7)(11)      $ 1.00            $3,333,333         $  926.67
$.001 par value

Common Stock,          75,000 shares (7)(12)         $  .90            $   67,500         $   18.77
$.0001 par value

Class E Common         3,408,333 wts. (13)           $  .90(5)         $3,067,500         $  852.77
Stock Purchase
Warrants

Common Stock,          3,408,333 shares (6)(7)          (8)               (8)                 (8)
$.0001 par value

Common Stock,          200,000 shares (14)           $  .18            $   36,000         $   10.00
$.0001 par value

Common Stock,          200,000 shares (14)           $  .50            $  100,000         $   27.80
$.0001 par value

Common Stock,          200,000 shares (14)           $ 1.00            $  200,000         $   55.60
$.0001 par value

Total                  11,115,319 shares                               $7,727,728         $2,148.31(15)

--------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 promulgated under the Securities Act of 1933, as amended.

(2)  Consists of common stock being offered by the selling securityholders.

(3) Pursuant to Rule 457(c) under the Act, the registration fee has been calculated based upon the $.14 per share closing price of the common stock on May 7, 1999, as reported by the National Quotation Bureau, Inc.

(4) Consists of Class E common stock purchase warrants offered by the selling securityholder("Class E Warrants").

(5) Pursuant to Rule 457(g) under the Act, the registration fee has been calculated on the basis of the highest price at which the warrants may be exercised.

(6) Consists of shares of common stock issuable upon exercise of the warrants being offered by the selling securityholder.

(7) Pursuant to Rule 416, this registration statement also covers such indeterminable additional shares as may become issuable as a result of anti-dilution adjustments in accordance with the terms of the warrants.

(8) Pursuant to Rule 457(i) under the Act, no additional registration fee is required for the securities.

(9) Consists of shares of common stock issuable upon exercise of warrants issued as partial consideration for the services of a placement agent in connection with the offering of 8% Senior Convertible Notes in February 1996 (the "Note Warrants").

(10) Consists of shares of common stock issuable pursuant to warrants issued as partial consideration for the services of a placement agent in connection with the Regulation S offering in May 1996 (the "May 1996 Warrants").

(11) Consists of shares of common stock issuable upon exercise of warrants issued as part of a foreign offering in May 1996 ("Reg S Warrants").

(12) Consists of shares of common stock issuable upon exercise of warrants issued as partial consideration for consulting services (the "Consultant Warrants")

(13) The Registrant is offering to exchange to the holders of the Reg S Warrants and Consultant Warrants, on a one-for-one basis, Class E Warrants (the "Exchange Warrants").

(14) Consists of shares of common stock issuable upon exercise of options.

(15) The fee of $2,148.31 is being paid herewith.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION  - DATED MAY 12, 1999
                               FIBERCHEM, INC.
             11,115,319 SHARES OF COMMON STOCK, $.0001 PAR VALUE
               3,708,333 CLASS E COMMON STOCK PURCHASE WARRANTS

                           -----------------------

     This prospectus covers 1,425,500 outstanding shares of common stock, $.0001 par value, 300,000 Class E common stock purchase warrants (the "Class
E Warrants") and 6,281,486 shares of common stock issuable upon exercise of warrants and options of FiberChem held by certain selling securityholders named herein. This prospectus also covers 3,408,333 Class E Warrants ("Exchange Warrants") and 3,408,333 shares of common stock issuable upon their exercise, offered in exchange on a one-for-one basis to holders of 3,408,333 outstanding warrants.

     The common stock and warrants are speculative investments and involve a high degree of risk. You should read the description of certain risks under the caption "Risk Factors" beginning on page 3 before purchasing the common stock or warrants.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The common stock and Class E warrants are quoted on the Over-The-Counter Electronic Bulletin Board ("OTCBB") under the symbol "FOCS" and "FOCSZ". On May 7, 1999, the closing price per share of common stock on the OTCBB was $0.14 and the closing price per Class E Warrant was $0.02 on April 13, 1999, the date the last sale occurred.

     Our executive offices are located at 1181 Grier Drive, Suite B, Las Vegas, Nevada 89119, and our telephone number is (702) 361-9873.

     This prospectus relates to securities to be sold by selling securityholders. See Page 12.




             THE DATE OF THIS PROSPECTUS IS ___________, 1999.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements incorporated by reference or appearing elsewhere in this prospectus. This prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. FiberChem's actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, FiberChem's lack of profitability, ability to continue as a going concern, intense competition in the industry, and the other risks discussed in "Risk Factors," as well as those discussed elsewhere in this prospectus.

                            INFORMATION ABOUT THE COMPANY

     FiberChem develops, produces, markets and licenses its patented fiber optic chemical sensor ("FOCS-Registered Trademark-") technology which detects and monitors hydrocarbon pollution in the air, water and soil. FiberChem has developed a range of products and systems based on FOCS-Registered Trademark-, which provide IN SITU and continuous real-time information reporting. Products based on its FOCS-Registered Trademark- technology currently being marketed by FiberChem include the PetroSense-Registered Trademark- PHA-100 series of portable analyzers, the CMS-4000 and 5000 Continuous Monitoring Systems and the OilSense-4000-TM- System. These products detect and measure petroleum hydrocarbon concentrations in a variety of applications, including groundwater, waste water, storm water and process water streams on offshore platforms. FiberChem is also developing for commercial use a range of chemical sensors based on its Sensor-on-a-Chip-Registered Trademark- technology for a wide variety of environmental, consumer, commercial, industrial, automotive and military applications.

     We file reports, proxy statements and other information with the SEC. You may read and copy any document we file at the Public Reference Room of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the SEC at Seven World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call 1-800-SEC-0330 for further information concerning the Public Reference Room. Our filings also are available to the public from the SEC's website at www.sec.gov. We distribute to our stockholders annual reports containing audited financial statements.

Information Incorporated by Reference

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. This prospectus is accompanied by and incorporates by reference the documents listed below.

     1. Annual Report on Form 10-KSB for the fiscal year ended September 30, 1998, and
     2. Quarterly Report on Form 10-QSB for the fiscal quarter ended December 31, 1998.

THE OFFERING

SECURITIES OFFERED:

-     1,425,500 shares of common stock held by selling securityholders;

-     300,000 Class E Warrants;

-     3,408,333 Exchange Warrants;

- 9,689,819 shares of common stock issuable upon exercise of warrants and options.

OTCBB COMMON STOCK SYMBOL: . . . . . . . . . . . . . . . . . . . . . . . .FOCS

NUMBER OF SHARES OF COMMON
 STOCK OUTSTANDING AS
 OF MAY 10, 1999 . . . . . . . . . . . . . . . . . . . . . . . . . .36,018,238


                                 RISK FACTORS

     The securities offered hereby are speculative and involve a high degree of risk. Accordingly, you as a prospective investor, should carefully consider the following factors relating to an investment in FiberChem.

We Have Had Historical Operating Losses and Have an Accumulated Deficit of Approximately $32.6 Million. For the fiscal years ended September 30, 1996, 1997 and 1998, we had net losses of approximately $3,275,000, $3,227,000, and $2,392,000, respectively, and for the three-month periods ended December 31, 1997 and l998 we had net losses of $507,000 and $620,000, respectively, with an accumulated deficit of approximately $32,609,000 at December 31, 1998. There can be no assurance that we will derive sufficient revenues from operations to offset our level of fixed and planned expenditures, or that losses will not continue.

We Lack Working Capital and Will Require Additional Capital. We had negative working capital at December 31, 1998, of approximately $334,000, as compared with working capital of approximately $1,608,000, at December 31, 1997, a decrease of approximately $1,942,000. We had negative working capital of approximately $919,000, at September 30, 1998, and working capital of $1,884,000 at September 30, 1997, representing a decrease of $2,803,000. As long as we continue to lose money and utilize capital to support operations, we will require additional capital. We don't know whether we will be able to obtain additional funding when it is needed, or that such funding, if available, will be obtainable on terms favorable to or affordable to us or on any terms. If we are unable to obtain other financing we may be unable to continue in business. See "Ability to Continue as a Going Concern; Modified Report of Independent Accountants" below.

Ability to Continue as a "Going Concern"; Modified Report of Independent Accountants. Our consolidated financial statements for the year ended September 30, 1998, indicated there is substantial doubt about our ability to continue as a going concern due to our need to generate cash from operations and obtain additional financing. Accordingly, our ability to continue as a going concern on a short-term or long-term basis is in substantial doubt without permanent funding. In the event we are not able to continue as a going concern, we may have to curtail operations, sell assets or seek protection under the bankruptcy laws.

We May Not Be Able to Profitably Market New Products Under Development. We have been engaged in the development of new products representing applications of our chemical sensor technology and have had only limited sales of these products to date. Before we can achieve profitable operations we must complete our product development, develop adequate manufacturing capacity for these products and must be able to sell our products to purchasers in adequate volumes and prices to cover our costs and expenses.

In addition, in order to conduct more extensive manufacturing, marketing and sales activities, we will need to implement and improve operational, financial and management information systems, procedures and controls. We do not know whether there will be adequate demand for out products in commercial quantities, that we will be able to manufacture our products at costs that would allow for profitable sales or that, in general, we will be able to develop the operational, financial and management information systems, procedures and controls necessary to operate profitably on a larger scale than at present.

Our FOCS-Registered Trademark- Technology May Become Obsolete. To date, we have been dependent on the marketing and sale of our fiber optic chemical sensors ("FOCS-Registered Trademark-"). Other technologies exist that compete with the FOCS-Registered Trademark- technology. Although we are also developing a range of sensor products based on our Sensor-on-a-chip-Registered Trademark-technology, we do not know whether any or all of our products will be rendered superfluous or obsolete by research efforts and technological advances made by others. Our failure to successfully market the products incorporating the technologies would have a material adverse effect on our operations. We are also dependent on the successful development and marketing by other entities of products incorporating our sensors.

We Must Compete with Larger and Financially Stronger Competitors.
Competition in the field of diagnostic sensor and environmental technology is intense. Competition in the underground and aboveground storage tank detection markets have intensified since the promulgation of various state and EPA regulations.

Most of our actual and potential competitors have greater financial resources, more extensive business experience and larger organizations than we possess. Even if we are able to successfully market our FOCS-Registered Trademark-products, we do not know whether larger or better financed companies will develop effective competitive products.

Extensive Effect of Government Regulation in Environmental Monitoring Area. The EPA regulations regulate the installation, testing, manufacture and maintenance of underground storage tanks. There can be no assurance that our PetroSense-Registered Trademark- Continuous Monitoring System will meet future regulatory requirements. The state and EPA regulations establish timetables for the installation of leak detection equipment in aboveground and underground storage tanks and pipings and are subject to interpretation and subsequent changes. These regulations are the minimum federal requirements; state and local regulators are permitted to enact more stringent standards. The EPA also regulates the monitoring, management and cleanup of storm water-generated pollution and hazardous wastes. We do not know whether other sensor products under development will meet future federal or state regulatory requirements.

We are Dependent on Patent Protection of our Technologies. Our FOCS-Registered Trademark- technology, which is proprietary and patented, is our most critical asset. We own 21 United States patents and three additional patent applications are pending with the United States Patent and Trademark Office. We also have 12 foreign patents and 15 foreign patent applications pending for our various sensor technologies and devices. We do not know whether such patents will protect us from other persons who develop products that infringe our proprietary rights. Many patents involving fiber optic technology have been issued to others. To our best knowledge, our technologies do not infringe patent or other proprietary rights of others; however, there can be no assurance that such infringement has not occurred or will not occur in the future.

If it were determined that our products infringed the claims of someone else's issued patent, we could be enjoined from making or selling such products or be forced to obtain a license in order to continue the manufacture or sale of the product involved, requiring payment of a licensing fee or royalties of unknown magnitude on sales of the product. In addition, we could be liable for substantial damages, and even the defense of patent litigation can be extremely expensive. There can be no assurance that if any such license were required, it would be available or available on terms acceptable to us. Any inability to obtain required licenses on favorable terms, or at all, would adversely affect our business.

There can be no assurance that our pending patent applications will be allowed, that any of our issued patents would be upheld, that any issued patents will provide us with significant competitive advantages, or that challenges will not be instituted against the validity or enforceability of any patents owned by us and, if instituted, that such challenges will not be successful. The cost of litigation to uphold the validity of a patent and prevent infringement can be substantial even if we prevail. Furthermore, there can be no assurance that others will not independently develop similar technologies, duplicate our technology or design around the patented aspects of our technology. If patents do not issue from present or future patent applications, we may be subject to greater competition. In addition, our technology might be subject to reverse engineering, allowing competitors to obtain our proprietary technology.

We Have Limited Products Liability Insurance and Exposure to Uninsured Risks. We have products liability insurance in the amount of $5 million. When we sell any product it may become subject to substantial claims and liabilities from users of such products in excess of our insurance. In the event of an uninsured claim or one in excess of our coverage, our business and financial condition could be materially adversely affected.

We Have Limited Manufacturing Facilities.   Our facilities in Las Vegas,
Nevada are capable of manufacturing our FOCS-Registered Trademark- and Sensor-on-a-chip-Registered Trademark- products for our current sales volumes. Although alternative assembly operations are currently available, there can be no assurance that such operations will be available in the future or will be available on terms acceptable to us.

We are Dependent on Third Parties for Manufacturing and Supply. We currently manufacture only one of the components of our products, although we currently assemble the products ourselves. We have not entered into any formal arrangement with any supplier. Although we believe that there are several potential suppliers for substantially all required components, we might incur delays in meeting delivery deadlines in the event a particular supplier is unable or unwilling to meet our requirements. Suppliers of custom designed components would be more difficult to replace. No assurance can be given that the cost of third party manufacturing of components or of our products will not exceed current estimates. In addition, we are largely dependent on our suppliers to maintain quality control.

We are Dependent upon Key Personnel. We are dependent upon the services of Geoffrey Hewitt, Chief Executive Officer, Thomas Collins, President, and Melvin Pelley, Chief Financial Officer, of FCI Environmental, our
wholly-owned subsidiary.   To the extent that any of their services become
unavailable, our business or prospects may be adversely affected. Each is employed pursuant to employment agreements which automatically renew for a one year term unless terminated by either party to the agreements. There is no assurance that we would be able to employ qualified persons to replace these key individuals. We carry key man life insurance policies of $3 million, $2 million and $1 million on the lives of Messrs. Hewitt, Collins and Pelley, respectively. We do not know whether we will continue to carry the key man life insurance policies.

We are Dependent on Technical and Professional Personnel. Our ability to produce and market our FOCS-Registered Trademark- products and develop new products is dependent upon the availability and technical abilities of our in-house staff and facilities and/or agreements to be negotiated with third parties. Competition for qualified technical personnel is intense. No assurance can be given that we will be able to retain those independent persons presently employed and be able to attract qualified individuals in the future to satisfy our requirements for technical expertise.

Possible Volatility of Common Stock Prices. The market price of our common stock may be significantly affected by various factors, including, but not limited to, general economic conditions and those specific to the environmental testing industry, future acquisitions, if any, and our financial condition. Moreover, the price of our common stock may be affected by the significant number of shares of common stock outstanding, and the shares underlying outstanding warrants and/or options to purchase shares of our common stock. See "Market for Common Stock and Related Stockholder Matters."

Shares Eligible for Future Sales by our Current Stockholders May Affect our Stock Price and Potential Future Dilution. Approximately 7,493,005 of the 36,018,238 shares of common stock outstanding as of May 10, 1999 are "restricted securities" as such term is defined in Rule 144 promulgated under the Securities Act. Restricted securities may only be publicly sold pursuant to an effective registration statement under the Securities Act or in accordance with applicable exemptions from the registration requirements of the Securities Act. Rule 144 provides for the public sale by affiliates and non-affiliates of limited quantities of restricted securities without registration under the Securities Act when the securities are held over one year. Non-affiliates that hold the restricted securities over two years may sell an unlimited quantity of the restricted securities. Currently 3,333,333 shares of restricted securities are held by non-affiliates for over two years and none are held by non-affiliates for less than one year.

We are unable to predict the effect that sales made pursuant to this prospectus, Rule 144 or otherwise may have on the then prevailing market price of our securities, although sales of substantial amounts of shares by existing stockholders, or even the potential of such sales, may be expected to have an adverse effect on the trading price and market for our securities.

Your Ownership Interest May Become Diluted. In the event that our stock price increases, holders of outstanding options and warrants may elect to exercise them, and holders of outstanding notes may elect to convert them, resulting in dilution of other stockholders' interests. As of May 10, 1999, we had outstanding 7,808,679 Class E warrants and 1,895,175 Class D warrants. Each Class E Warrant is currently exercisable by the holder thereof to purchase one share of common stock at an exercise price of $.25 per share through October 23, 1999, increasing gradually to $.90 per share through October 23, 2003. Each Class D Warrant is currently exercisable by the holder thereof to purchase one share of common stock at an exercise price of $1.20 through September 15, 1999 and $1.25 through the expiration date of September 15, 2000. There are an additional 1,280,411 warrants outstanding, each exercisable at $.2343; 692,742 warrants each exercisable at $.4078; 75,000 warrants each exercisable at $.90 and 3,333,333 warrants each exercisable at $1.00 (collectively with the Class E warrants and Class D warrants, the "Outstanding Warrants"). The convertible preferred stockholders have the right to convert the 207,848 shares of convertible preferred stock outstanding into 2,078,480 shares of common stock, subject to adjustment, and redemption under certain circumstances. The holders of the 8% Senior Convertible Notes have the right to convert their notes into an aggregate of 7,047,826 shares of common stock, assuming a conversion price of $.23, subject to adjustment and redemption under certain circumstances. The holders of the notes will also receive upon conversion, warrants to purchase 7,047,826 shares of common stock, exercisable at $.23 for approximately two years from issuance. In addition, we have previously registered an additional 992,649 shares of common stock and intend to register 1,500,000 shares of common stock underlying a like number of options (2,433,649 options outstanding; 59,000 options authorized, but not granted) and 250,000 shares of common stock issuable pursuant to an Employee Stock Purchase Plan pursuant to registration statements on Forms S-8. In addition, 600,000 shares of common stock are issuable upon exercise of options granted pursuant to a consulting agreement dated May 10, 1999.

During the terms of our warrants, options, convertible preferred stock and notes, the holders may be able to purchase shares of common stock at prices substantially below the then current market price of our common stock, with a resultant dilution in the interests in the existing common stockholders. The holders of the warrants, options, convertible preferred stock and notes may be expected to exercise their rights to acquire shares of common stock at times when we might be able to obtain needed capital through a new offering of securities on terms more favorable than those provided by these outstanding securities. Thus, exercise of the warrants, and options and/or the conversion of convertible preferred stock and notes may be expected to have a depressive effect on the market price for the common stock and might adversely affect the terms on which we may be able to obtain additional financing or additional capital. In addition, the exercise or conversion of the warrants, options, convertible preferred stock or notes and the subsequent sales of shares of common stock by holders of such securities pursuant to a registration statement, under Rule 144, or otherwise, could have an adverse effect upon the market for our securities. Moreover, warrant holders who fail to exercise their warrants will experience a corresponding decrease in their interest held in us relative to the ownership interest held by exercising warrant holders.

Classified Board of Directors. Our by-laws provide for a classified Board of Directors with board members serving staggered three-year terms. The Board has three classes of directors serving for three-year terms, with one class of directors to be elected at each annual meeting of stockholders. The classification of Directors has the effect of making it more difficult to change the composition of the Board of Directors and more difficult for a third-party to acquire us.

Preferred Stock Authorization. Our Certificate of Incorporation authorizes the issuance of a maximum of 10,000,000 shares of "blank check" preferred stock, $.001 par value with such designations, rights and preferences as may be determined from time to time by our Board of Directors. As of May 10, 1999, we had 207,848 shares of Preferred Stock outstanding. There can be no assurance that we will not issue additional preferred stock in the near future. If issued, the terms of a series of additional preferred stock could operate to the significant disadvantage of holders of outstanding convertible preferred stock and/or common stock. In addition, in the event of a proposed attempt to gain control of us where the Board of Directors does not approve, the Board could authorize the issuance of preferred stock as an anti-takeover device, which could prevent the completion of such a transaction to the detriment of public stockholders.

Disclosure Relating to Low-Priced Stocks. Our common stock, which is traded on the OTCBB, is subject to Rule 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, which imposes various sales practice requirements on broker-dealers who sell securities governed by Rule 15g-9 to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by Rule 15g-9, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, Rule 15g-9 may have an adverse effect on the ability of broker-dealers to sell our securities and may affect the ability of purchasers in this offering to sell our securities in the secondary market and otherwise affect the trading market in the common stock.

The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks." If our securities become subject to the penny stock rules, investors in the offering may find it more difficult to sell their shares. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker dealer salesperson compensation information, must be given to the customer orally or in writing before or with the customer's confirmation. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules.

Year 2000. We continue to review the cost and operating impact of addressing the Year-2000 issue. Management has conducted assessments of the potential costs associated with its internal operations, products shipped to our customers, and material and services provided by our suppliers. We have conducted tests of our products and based on such testing, we believe that our current products are Year-2000 compliant, in accordance with the Year-2000 Information and Disclosure Act. We have provided upgrades to older products, and believe that all our products are Year-2000 compliant. We have not incurred, and do not expect to incur, material costs relative to our products.

We have incurred costs of less than $5,000 as of May 10, 1999, and expect to incur additional costs of approximately $50,000 during calendar 1999 to upgrade our internal hardware and software systems which are critical to and support our manufacturing, engineering, financial and other operations. The risks of disruptions in the business community in general, as well as with respect to our customers and suppliers, are difficult to discern. We continue to review these risks with respect to our operations, and we do not expect that the Year-2000 issue will have a material impact on our current financial position, liquidity or results of operations.

This prospectus contains certain forward-looking statements that are subject to significant risks and uncertainties. There are a number of important factors that could cause actual results to differ materially from historical results and results anticipated by the forward looking statements contained in the following discussion. Such factors and risks include, but are not limited to, intense competition, price cutting, dependence on key personnel, the economic environment, the ability to develop, market, and support new products and the ability of FiberChem to manage its growth.

For all of the aforesaid reasons and others set forth herein, the purchase of securities offered hereby involves a high degree of risk. Any person considering an investment in the securities offered hereby should be aware of these and other factors set forth in this prospectus. The securities should be purchased only by persons who can afford to absorb a total loss of their investment in us and have no need for a return on their investment.

                                USE OF PROCEEDS

     FiberChem will not receive the proceeds from the sales of common stock by the selling securityholders. However, FiberChem may receive up to $3,673,500 from the exercise of the warrants and options, which it intends to use for working capital and other general corporate purposes.

    MARKET FOR COMMON STOCK AND RELATED STOCKHOLDERS MATTERS

     FiberChem's common stock was traded on the Nasdaq/SCM under the symbol "FOCS" until February 25, 1998, when it was delisted from Nasdaq/SCM. Since then it has been traded on the OTCBB. The following table sets forth the high and low trade prices of the common stock for the periods shown through February 25, 1998 as reported by Nasdaq and the high and low bid prices of the common stock and Class E Warrants as reported by the National Quotation Bureau thereafter. The Class E Warrants commenced trading on the OTCBB on December 7, 1998. The bid prices quoted on the OTCBB reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.

                                                            HIGH      LOW
                                                            ----      ---
 COMMON STOCK

 FISCAL YEAR ENDED SEPTEMBER 30, 1997
 First Quarter . . . . . . . . . . . . . . . . . . .        $0.94     $0.50
 Second Quarter  . . . . . . . . . . . . . . . . . .         0.63      0.28
 Third Quarter . . . . . . . . . . . . . . . . . . .         0.50      0.16
 Fourth Quarter  . . . . . . . . . . . . . . . . . .         0.34      0.16
 FISCAL YEAR ENDED SEPTEMBER 30, 1998
 First Quarter . . . . . . . . . . . . . . . . . . .        $0.28     $0.12
 Second Quarter  . . . . . . . . . . . . . . . . . .         0.22      0.12
 Third Quarter . . . . . . . . . . . . . . . . . . .         0.24      0.16

                                       10

 Fourth Quarter  . . . . . . . . . . . . . . . . . .         0.15      0.11
 FISCAL YEAR ENDED SEPTEMBER 30, 1999
 First Quarter . . . . . . . . . . . . . . . . . . .        $0.23     $0.13
 Second Quarter  . . . . . . . . . . . . . . . . . .        $0.27     $0.13
 Third Quarter ( April 1, 1999 - May 7, 1999). . . .        $0.23     $0.14

 CLASS E WARRANTS
                                                            HIGH       LOW
                                                            ----       ---
 FISCAL YEAR ENDED SEPTEMBER 30, 1999
 First Quarter December 7, 1998 - December 31, 1998) . .    $0.01     $0.01
 Second Quarter  . . . . . . . . . . . . . . . . . . . .     0.02      0.01
 Third Quarter (April 1, 1999 - May 7, 1999) . . . . . .     0.02      0.02

     On May 7, 1999, the closing bid price of the common stock and Class E warrants on the OTCBB were $0.014 and $0.02, respectively.

     At April 30, 1999, there were approximately 501 holders of record of common stock and 65 holders of record of Class E warrants. We estimate that we have approximately 2,500 beneficial holders of our common stock.

                                   DIVIDEND POLICY

     The payment of dividends by FiberChem is within the discretion of its Board of Directors and depends in part upon our earnings, capital requirements and financial condition. Since our inception, we have not paid any dividends on our common stock and do not anticipate paying such dividends in the foreseeable future. FiberChem intends to retain earnings, if any, to finance our operations.

     Pursuant to the terms of the FiberChem's convertible preferred stock, dividends are payable annually on November 1st. The holders of the convertible preferred stock may elect to receive their dividend payments in cash at a rate of 11% of the liquidation value, or in additional shares of convertible preferred stock at the rate of 8% the number of shares of convertible preferred stock held by such holder on the date of declaration. In September 1998, FiberChem's Board of Directors determined that, in view of the recent trading price of FiberChem's common stock and in view of FiberChem's current cash position, it would not be appropriate to declare the annual dividend payable on the convertible preferred stock on November 1, 1998. As a result, that dividend will accumulate in accordance with the terms of the convertible preferred stock. The undeclared dividends in arrears as of May 10, 1999 are $722,694 if elected entirely in cash or 36,442 additional shares of convertible preferred stock if elected solely in shares. No assurance can be given that FiberChem will be able to make dividend distributions in the future if the holders of the convertible preferred stock request cash.

                              SELLING SECURITYHOLDERS

     The following table sets forth, with respect to each selling securityholder, based upon information available to FiberChem as of May 10, 1999, the number of shares of common stock beneficially owned, the number of shares of common stock to be sold, and the number and percentage of outstanding shares of common stock beneficially owned before and after the sale of the shares offered hereby. It also includes such information as to Class E Warrants owned and to be sold by selling securityholders. None of the selling securityholders has been an affiliate of FiberChem during the preceding three years, and none of them will own beneficially 1% of the outstanding stock of FiberChem hereafter. The table assumes that each of the selling securityholders will sell all of the shares of common stock offered by this prospectus. You may refer to Description of Securities for additional information concerning the issuance of these securities by the Company.

                                                                                   Percentage
                                                                                   of Common
                                      Shares of Common    Amount of   Shares of      Stock
                                    Stock Beneficially     Class E     Common        Owned
                                           Owned          Warrants     Stock         Before
      Name of Security Holder       Before Offering (1)  To Be Sold  To Be Sold   Offering (2)
      -----------------------       -------------------  ----------  ----------   ------------
Makenna Delaney & Sullivan, Inc.        426,500(3)           -0-        426,500        1.2%

Continental Capital & Equity          1,599,000(4)           -0-      1,599,000        4.4%
Corporation

CIF Financial Ltd.                      300,000(5)         300,000      300,000         *

Dalworth Capital Limited                 97,093(6)           -0-        300,863         *
                                        203,770(7)

Rauscher Pierce & Clark                  16,793(6)           -0-         36,576         *
                                         19,783(7)

Rauscher Pierce & Clark (Guernsey)      441,391(6)           -0-      1,204,087        3.2%
                                        762,696(7)

                                       12

                                                                                   Percentage
                                                                                   of Common
                                      Shares of Common    Amount of   Shares of      Stock
                                    Stock Beneficially     Class E     Common        Owned
                                           Owned          Warrants     Stock         Before
      Name of Security Holder       Before Offering (1)  To Be Sold  To Be Sold   Offering (2)
      -----------------------       -------------------  ----------  ----------   ------------

Royal Bank of Scotland Trust Co.         40,390(6)           -0-      364,552          *
(Jersey)                                294,162(7)
                                         30,000(8)

Royal Bank of Scotland Trust Co.         97,075(6)           -0-       97,075          *

European Capital Advisors Ltd.           37,500(9)           -0-       37,500          *

AmerAsia Consulting Ltd.                 37,500(9)           -0-       37,500          *

Affida Bank                             100,000(8)           -0-      100,000          *

Banca Del Gottardo                      110,000(8)           -0-      110,000          *

Bank Austria (Schweiz) AG               160,000(8)           -0-      160,000          *

Peter L. Boggs                           30,000(8)           -0-       30,000          *

Camrose Limited                         200,000(8)           -0-      200,000          *

Centrum Bank AG                         150,000(8)           -0-      150,000          *

CEPA                                     89,111(8)           -0-       89,111          *

City and Claremont Nominees Ltd.         80,000(8)           -0-       80,000          *

                                       13

                                                                                   Percentage
                                                                                   of Common
                                      Shares of Common    Amount of   Shares of      Stock
                                    Stock Beneficially     Class E     Common        Owned
                                           Owned          Warrants     Stock         Before
      Name of Security Holder       Before Offering (1)  To Be Sold  To Be Sold   Offering (2)
      -----------------------       -------------------  ----------  ----------   ------------

Coutts Nominees                         200,000(8)           -0-      200,000          *

Faisal Finance (Switzerland)            190,000(8)           -0-      190,000          *

Harvey H. Frey                           30,000(8)           -0-       30,000          *

Peter Paul Keel                          70,000(8)           -0-       70,000          *

Helen C. Kimball-Brooke                  12,000(8)           -0-       12,000          *

Maerki Baumann & Co. Ag.                 40,000(8)           -0-       40,000          *

Medig Placements SA                      75,000(8)           -0-       75,000          *

Georges Muller                           75,000(8)           -0-       75,000          *

Charles B. Robinson & Janet C.           30,000(8)           -0-       30,000          *
Robinson

Sissel Smaller                           30,000(8)           -0-       30,000          *

Sreedeswar Holdings Inc. Panama         250,000(8)           -0-      250,000          *

Valux SA                                 55,000(8)           -0-       55,000          *

Swan Alley (Nominees) Limited           222,222(8)           -0-      222,222          *

                                       14

                                                                                   Percentage
                                                                                   of Common
                                      Shares of Common    Amount of   Shares of      Stock
                                    Stock Beneficially     Class E     Common        Owned
                                           Owned          Warrants     Stock         Before
      Name of Security Holder       Before Offering (1)  To Be Sold  To Be Sold   Offering (2)
      -----------------------       -------------------  ----------  ----------   ------------

Xanthus Ltd.                             75,000(8)           -0-        75,000         *

Hare & Company                           55,000(8)           -0-        55,000         *

Booth & Co.                             425,000(8)           -0-       425,000        1.2%

Willro/Nominees Limited                 270,000(8)           -0-       270,000         *

Dunlaw Nominees                         280,000(5)           -0-       280,000         *
                                     -------------       ----------  ---------

Totals                                7,707,985            300,000   7,707,985

*    less than 1% of the total number of shares issued and outstanding.

(1) Unless otherwise noted, FiberChem believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the effective date of this prospectus upon the exercise of warrants or other convertible securities.

(2)  Based on 36,018,238 common stock outstanding as of May 10, 1999.

(3)  Shares issued as compensation for investor relation services.

(4) Includes shares issued as compensation for financial consulting services and 600,000 shares issuable upon exercise of currently exercisable stock options.

(5)  Issuable upon exercise of Class E Warrants.

(6)  Issuable upon exercise of warrants issued in February 1996.

(7)  Issuable upon exercise of warrants issued in May 1996.

(8)  Issuable upon exercise of warrants issued in May 1996 to non U.S. persons.

(9)  Issuable upon exercise of warrants issued in September 1995.


                                PLAN OF DISTRIBUTION

     The Exchange Warrants and the shares of common stock issuable upon their exercise are being offered by FiberChem directly to securityholders without an underwriter.

     The shares of common stock issuable upon exercise of the balance of warrants and options covered by this prospectus also are being offered by the Company directly to the securityholders, without an underwriter. The holders of the warrants and options who exercise such warrants and options may sell the common stock purchased upon their exercise, in the over-the-counter market, or otherwise.

     The 300,000 outstanding Class E Warrants being offered pursuant to this prospectus, are part of a class of 7,508,679 identical outstanding warrants publicly traded. They are being offered by the holders thereof and may be sold in the over-the-counter market, or privately, through broker-dealers selected by the holders thereof, or as principals.

     There are 1,425,500 shares of outstanding common stock covered by this prospectus offered by the holders thereof for their own account and not that of the Company. Such shares may be sold in the over-the-counter market through brokers, or otherwise.

     Usual and customary or negotiated brokerage fees or commissions may be paid by the holders in connection with such sales.

     The selling securityholders, their respective transferees, intermediaries, donees, pledgees or other successors in interest through whom the selling securityholders' common stock and warrants are sold may be deemed "underwriters" within the meaning of Section 2(11) of the Securities Act, with respect to the securities offered and any profits realized or commissions received may be deemed to be underwriting compensation. Any broker-dealers that participate in the distribution of the selling securityholders' securities may be deemed to be "underwriters," as defined in the Securities Act, and any commissions, discounts, concessions or other payments made to them, or any profits realized by them upon the resale of any selling securityholders' securities purchased by them as principals, may be deemed to be underwriting commissions or discounts under the Securities Act.

     FiberChem will pay all expenses incident to the registration of the securities covered by this prospectus. FiberChem will not pay, among other expenses, commissions and discounts of brokers, dealers or agents.

     The sale of the common stock and warrants are subject to the prospectus delivery and other requirements of the Securities Act. To the extent required, FiberChem will use its best efforts to file and distribute, during any period in which offers or sales are being made, one or more amendments or supplements to this prospectus or a new registration statement to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus, including, but not limited to, the number of securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, if any, the purchase price paid by the underwriter for securities purchased from a selling securityholder, any discounts, commissions or concessions allowed or reallowed or paid to dealers and the proposed selling price to the public.

     Under the Exchange Act and the regulations thereunder, any person engaged in a distribution of the securities of FiberChem offered by this prospectus may not simultaneously engage in market-making activities with respect to the common stock of FiberChem during the applicable "cooling off" period five business days prior to the commencement of such distribution. The selling securityholders will also be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, Regulation M, in connection with transactions in the securities, which provisions may limit the timing of purchases and sales of securities by the selling securityholders.

                           DESCRIPTION OF SECURITIES

     The following summary descriptions of FiberChem's securities are qualified in their entirety by reference to FiberChem's Certificate of Incorporation and By-Laws, copies of which are available upon request.

COMMON STOCK

     FiberChem is authorized to issue 150,000,000 shares of common stock, $.0001 par value, of which 36,018,238 shares of common stock are issued and outstanding. As of May 10, 1999, there were approximately 501 record holders of common stock. All of the outstanding shares of common stock are duly and validly issued, fully paid and non-assessable.

     Subject to the rights of the holders of preferred stock, holders of common stock are entitled to receive, pro rata, such dividends and distributions as may, from time to time, be declared by the Board of Directors, from funds legally available therefor. FiberChem has not paid any cash dividends on its common stock and does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy". In the event of liquidation, dissolution or winding up of FiberChem, holders of common stock are entitled to share ratably in all assets of FiberChem available for distribution to holders of common stock, subject to the rights of creditors and holders of preferred stock. The holders of common stock are not subject to redemption, further calls or assessments by FiberChem. Holders of common stock have no preemptive, subscription or conversion rights.

     Holders of common stock are entitled to one vote per share on all matters submitted to the stockholders, and the holders of the majority of the outstanding shares of common stock currently constitute a quorum at any meeting of stockholders.

     Since the common stock does not have cumulative voting rights, holders of more than 50% of the outstanding shares can elect the Directors of FiberChem. However, FiberChem's Board of Directors is divided into three classes, each of which is to be elected for three-year terms. As the term of each class expires, Directors of that class are elected for full three-year terms. FiberChem's Board of Directors currently has five Directors.

CLASS E WARRANTS

     Each Class E Warrant entitles the holder thereof to purchase one share of FiberChem's common stock from October 23, 1998 through October 23, 2003 at an exercise price of $.25 per share through October 23, 1999; $.35 per share from October 24, 1999 through October 23, 2000; $.50 per share from October 24, 2000 through October 23, 2001; $.70 per share from October 24, 2001 through October 23, 2002; and $.90 per share from October 24, 2002 through October 23, 2003.

     The Class E Warrant may be redeemed by FiberChem, if for any period of 30 consecutive trading days the last reported sales price for each trading day during such period is at least 200% of the then current exercise price, subject to adjustment. FiberChem may then, upon notice to the registered holders, redeem the Class E Warrants at a price of $.05 per warrant.

     The Class E Warrants contain provisions that protect the holders thereof against dilution. The exercise price is subject to adjustment in the event of stock splits, stock dividends, reclassifications, recapitalizations, reorganizations, mergers or consolidations of FiberChem and certain other events.

     The Class E Warrants may be exercised upon surrender of the Class E Warrant certificate on or prior to the expiration date at the offices of FiberChem, with the exercise form on the reverse side of the Class E Warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (by check payable to FiberChem) for the number of Class E Warrants being exercised. The Class E Warrant holders do not have the right or privileges of holders of common stock.

     FiberChem is required to have a current registration statement on file with the Securities and Exchange Commission and to effect appropriate qualifications under the laws and regulations of the states in which the holders of Class E Warrants reside in order to comply with applicable laws in connection with the exercise of the Class E Warrants and the resale of the shares of common stock issuable upon such exercise. FiberChem will be required to file post-effective amendments or supplements to its registration statement when subsequent events require such amendments or supplements in order to continue the registration of the Class E Warrants, and the shares issuable upon exercise of the Class E Warrants and to take appropriate action under state securities laws. There can be no assurance that FiberChem will be able to keep its registration statement current or to effect appropriate action under applicable state securities laws, the failure of which may prevent the sale of the Class E Warrants and the exercise of the Class E Warrants and resale or other disposition of the underlying shares to be effected.

     Corporate Stock Transfer located in Denver Colorado, will act as the Warrant Agent with respect to the Class E Warrants.

     There are 3,708,333 shares of common stock issuable upon exercise of the above warrants covered by this prospectus.

OTHER WARRANTS

     FiberChem sold 3,333,333 warrants to non U.S. persons in May 1996. Each warrant entitles the holder thereof to purchase one share of common stock at an exercise price of $1.00, subject to adjustment in certain events, at any time on or before May 30, 2001. The exercise price is subject to adjustment upon the occurrence of certain events, including but not limited to: (i) stock dividends and certain other distributions; (ii) the subdivision, combination or reclassification of outstanding shares of common stock; (iii) issuances to all shareholders of FiberChem of rights or warrants to acquire shares of common stock at a price less than the then current market price for the common stock; (iv) issuances of common stock at a price less than the then fair market value, and (v) the distribution to all holders of common stock of debt securities of FiberChem or options or rights or warrants to purchase securities of FiberChem (excluding those rights and warrants referred to above and cash dividends or distributions from current or retained earnings). FiberChem may at any time or from time to time reduce the exercise price temporarily or permanently. Holders of these warrants do not have any of the rights or privileges of stockholders of FiberChem.

     These warrants are subject to redemption at a price of $.05 per warrant (the "Redemption") at any time after May 13, 1997, if the average closing market price for the common stock as quoted on NASDAQ, or any subsequent exchange or market system on which the common stock is traded, has been at least two hundred percent (200%) of the exercise price for thirty (30) consecutive days. There are 3,333,333 shares of common stock issuable upon exercise of the above warrants covered by this prospectus.

     In September 1995, FiberChem issued warrants to purchase an aggregate of 75,000 shares of common stock at an exercise price of $.90 per share to two
entities for consulting services.   There are 75,000 shares of common stock
issuable upon exercise of the above warrants covered by this prospectus.

     On February 15, 1996, FiberChem issued warrants to purchase an aggregate of 353,125 shares of common stock at initially $0.80 per share (subsequently adjusted to $.4078 per share and warrants to purchase 692,742 shares) to Rauscher Pierce & Clark Limited in partial consideration for its services as placement agent in connection with the offering of 8% senior convertible notes. There are 692,742 shares of common stock issuable upon exercise of the above warrants covered by this prospectus.

     On May 31, 1996, FiberChem issued warrants to purchase an aggregate of 333,333 shares of common stock at an exercise price of initially $.90 per share (subsequently adjusted in accordance with the terms of warrants to purchase 1,280,411 shares at an exercise price of $0.2343 per share) to Rauscher Pierce & Clark, Inc. and Rauscher Pierce & Clark Limited in partial consideration for their services as placement agent in connection with the offering to non U.S. persons. There are 1,280,411 shares of common stock issuable upon exercise of the above warrants covered by this prospectus.

REPORTS TO STOCKHOLDERS

     FiberChem distributes to its stockholders annual reports containing financial statements audited and reported upon by its independent certified public accountants after the end of each fiscal year, and makes available such other periodic reports as FiberChem may deem to be appropriate or as may be required by law or by the rules or regulations of any stock exchange on which FiberChem's common stock is listed. FiberChem's fiscal year end is September 30.

                              LEGAL MATTERS

     The legality of the securities offered by this prospectus will be passed upon for FiberChem by Snow Becker Krauss P.C., New York, New York. Snow Becker Krauss P.C. owns 602,275 shares of common stock and 302,275 Class E warrants. SBK Investment Partners, an investment entity of members of Snow Becker Krauss P.C. owns 6,250 Class D warrants.

                                 EXPERTS

     The consolidated balance sheet of FiberChem, Inc. and subsidiaries as of September 30, 1998 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the two years in the period ended September 30, 1998 have been incorporated by reference and incorporated in the Registration Statement in reliance upon the report of Goldstein Golub Kessler LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                                TABLE OF CONTENTS

                                                                        Page
                                                                        ----
Prospectus Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . .2
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .3
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10
Market for Common Equity and Related Shareholders Matters. . . . . . . . 10
Selling Securityholders. . . . . . . . . . . . . . . . . . . . . . . . . 12
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . . 16
Description of Securities. . . . . . . . . . . . . . . . . . . . . . . . 17
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20


                             11,115,319 Shares of
                                 Common Stock
                             and 3,708,333 Common
                            Stock Purchase Warrants
                                      of
                                 FiberChem, Inc.

                                   -----------

                                    PROSPECTUS

                                   -----------

                                 __________, 1999

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses payable by FiberChem in connection with the issuance and distribution of the securities being registered are estimated as follows:

     SEC Registration Fee. . . . . . . . . . . . . . . . . . . .    $  2,148.31
                                                                    -----------
     Printing  . . . . . . . . . . . . . . . . . . . . . . . . .       1,000.00
                                                                    -----------
     Legal Fees and Expenses . . . . . . . . . . . . . . . . . .       3,500.00
                                                                    -----------
     Accounting and Auditing Fees
      and Expenses . . . . . . . . . . . . . . . . . . . . . . .       2,500.00
                                                                    -----------
     Miscellaneous . . . . . . . . . . . . . . . . . . . . . . .         851.69
                                                                    -----------

          Total. . . . . . . . . . . . . . . . . . . . . . . . .    $ 10,000.00
                                                                    -----------
                                                                    -----------

------------------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law ("DGCL") permits a corporation organized thereunder to indemnify its directors and officers for certain of their acts. The Articles of Incorporation of FiberChem are framed so as to conform to the DGCL.

     The laws of Delaware provide for indemnification of officers and directors who are totally successful in defending themselves, by placing a restrictive provision in the Articles of Incorporation.

     Delaware law provides that a director who is found to be liable for negligence or misconduct in the performance of his duty to FiberChem, is indemnified if a court, upon application, finds that despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

     FiberChem's By-Laws provide for indemnification of officers and directors, except in relation to matters as to which they are finally adjudged to be liable for negligence or misconduct, but only if the corporation is advised in writing by its counsel that in his opinion the person indemnified did not commit such negligence or misconduct. The DGCL provides that an officer or director may be indemnified if he (a) conducted himself in good faith, (2) reasonably believed, in his official capacity with the corporation, that his conduct was in the corporation's best interest, or
(3) in all other cases, his conduct was at least not opposed to the corporation's best interest; however, if in connection with a proceeding by or in the right of the corporation in which he was adjudged liable to the corporation or in connection with any proceeding charging improper personal benefit to the director, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him, Delaware law provides that indemnification is not available.

ITEM 16. EXHIBITS

3.1       Articles of Incorporation of Registrant, as amended. (1)
3.2       By-Laws of Registrant. (2)
4.1       Class D Warrant Agreement of the Registrant with form of Warrant
          Certificate. (3)
4.2       Form of 8% Senior Convertible Note Due 1999 issued in the Company's
          February 1996 private placement. (4)
4.3       Form of Warrant to purchase Common Stock on or before May 31, 2001.
          (5)
4.4       Form of Class E Common Stock Purchase Warrant. (6)
*5.1      Opinion of Snow Becker Krauss P.C.
10.1      Lease Agreement and Reimbursement Agreement dated July 27, 1989 by and between the Company and Howard Hughes Properties for Hughes Airport
          Center, 1181 Grier Drive, Suite B, Las Vegas, Nevada. (4)
10.2      Amendment dated May 6, 1991 and September 26, 1991 to the Industrial
          Real Estate Lease (Exhibit 10.10) for the Company's facilities. (9)
10.3      Employee Stock Bonus Plan. (3)
10.4      Amendments dated October 23, 1990 and February 21, 1991 to the
          Industrial Real Estate Lease (Exhibit 10.10) for the Company's
          facilities. (5)
10.5      Non-qualified stock option plan. (10)
10.6      Qualified Stock Option Plan. (11)
10.7      Consulting  agreement by and between the Company and with Irv J.
          Gruverman, dated November 4, 1993. (12)
10.8      Qualified Stock Option Plan. (13)

-------------------------------------

(1) Incorporated by reference from the Company's January 13, 1988 Post Effective Amendment to the Registration Statement on Form S-18 (File No. 33-12097-C) as declared effective on March 3, 1988.
(2) Incorporated by reference from the Company's April 15, 1987 Amendment to the Registration Statement on Form S-18 (File No. 33-12097-C) as declared effective on March 3, 1988.
(3) Incorporated by reference from the Company's Registration Statement No. 33-35985
(4) Incorporated by reference from the Company's Current Report on Form 8-K for February 15, 1996.
(5) Incorporated by reference from the Company's Current Report on Form 8-K on July 15, 1996.
(6) Incorporated by reference from the Company's Registration Statement on Form SB-2 for October 23, 1998 (File No. 333-46555).
(7) Incorporated by reference from the Company's Registration Statement No. 33-29338.
(8) Incorporated by reference from the Company's Annual Report on Form 10-K for September 30, 1991.
(9) Incorporated by reference from the Company's April 24, 1991 Post Effective Amendment to the Registration Statement on Form S-18 (File No. 33-35985) as declared effective on April 30, 1991.
(10) Incorporated by reference from the Company's Registration Statement on Form S-8 for April 28, 1992. (No. 33-47518).
(11) Incorporated by reference from the Company's Proxy Statement dated May 3, 1993.
(12) Incorporated by reference from the Company's Report on Form 10-K for September 30, 1993.
(13) Incorporated by reference from the Company's Proxy Statement dated May 23, 1994.
(14) Incorporated by reference from the Company's Report on Form 10-KSB for September 30, 1994.

* Filed herewith.

10.9   FCI FiberChem, Inc. and FCI Environmental, Inc. 401(k) Profit Sharing
       Plan. (14)
10.10  Qualified Stock Option Plan (15)
10.11  License Agreement with Texas Instruments, Incorporated, dated June 15,
       1995. (16)
10.12 Cooperative Development Agreement with Texas Instruments, Incorporated, dated June 15, 1995. (16)
10.13  Form of Distribution Agreement. (17)
10.14 Form of agreement for services with Gordon Werner and others dated as of September 15, 1995. (17)
10.15  Agreement dated November 8, 1996 by and between FCI Environmental, Inc.
       and Alcohol Sensors International, Ltd.  CERTAIN INFORMATION IN THIS
       EXHIBIT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SEC PURSUANT TO A
       REQUEST FOR CONFIDENTIAL TREATMENT. (18)
10.16  Agreement dated October 1, 1996 by and between FCI Environmental, Inc.
       and Autronica AS. (18)
10.17  OEM Strategic Alliance Agreement dated June 30, 1996 by and between
       Whessoe Varec, Inc. and FCI Environmental, Inc. (18)
10.18  1997 Employee Stock Plan (19)
10.19  Employment agreement with Geoffrey F. Hewitt dated October 1, 1997. (20)
10.20  Employment agreement with Melvin W. Pelley dated October 1, 1997. (20)
10.21  Employment Agreement with Thomas A. Collins dated October 1, 1997. (20)
10.22  Amendment to Whessoe Varec, Inc. OEM Strategic Alliance Agreement dated
       August 13, 1997. (20)
10.23  Agreement dated October 2, 1997 between the Company and entrenet Group,
       L.L.C. (20)
*10.24 Agreement dated May 10, 1999 between the Company and Continental
       Capital & Equity Corporation.
*13.1  Annual Report on Form 10-KSB for the fiscal year ended September 30,
       1998.
*13.2  Quarterly Report on Form 10-QSB for the fiscal quarter ended December 31,
       1998.
*21.1  Subsidiaries of the Registrant.
*23.1  The consent of Snow Becker Krauss P.C. is included in Exhibit 5.1
*23.2  Consent of Goldstein Golub Kessler LLP.
*24.1  Powers of Attorney (included on the signature page of this Registration
       Statement.

-----------------------------------------
(16) Incorporated by reference from the Company's Report on Form S-8 for August 1, 1995.
(17) Incorporated by reference from the Company's Report on Form 8-K/A for August 30, 1995.
(18) Incorporated by reference from the Company's Report on Form 10-KSB for September 30, 1995.
(19) Incorporated by reference from the Company's Report on Form 10-KSB for September 30, 1996.
(20) Incorporated by reference from the Company's Proxy Statement dated May 20, 1997.
(21) Incorporated by reference from the Company's Report on Form 10-KSB for September 30, 1997.

* Filed herewith.

ITEM 17.  UNDERTAKINGS

     RULE 415 OFFERING

     FiberChem hereby undertakes:

     (a)(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

          (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Act");

          (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement;

          (iii) Include any additional or changed material information on the plan of distribution.

     (2) For determining liability under the Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (e) REQUEST FOR ACCELERATION OF EFFECTIVE DATE. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by FiberChem of expenses incurred or paid by a director, officer or controlling person of FiberChem in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, FiberChem will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                    SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on May 11, 1999


                                   FIBERCHEM, INC.

                                   By:   /s/ Geoffrey F. Hewitt
                                        ---------------------------------------
                                         Geoffrey F. Hewitt
                                         CHIEF EXECUTIVE OFFICER
                                         (Principal Executive Officer)

                                   By:   /s/ Melvin W. Pelley
                                        ---------------------------------------
                                         Melvin W. Pelley
                                         CHIEF FINANCIAL OFFICER
                                         (Principal Financial and Accounting
                                         Officer)


                                POWER OF ATTORNEY

      Each of the undersigned hereby authorizes Geoffrey F. Hewitt or Melvin
W. Pelley as his attorney-in-fact to execute in the name of each such person and to file such amendments (including post-effective amendments) to this registration statement as the Registrant deems appropriate and appoints such person as attorney-in-fact to sign on his behalf individually and in each capacity stated below and to file all amendments, exhibits, supplements and post-effective amendments to this registration statement.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on May 11, 1999 in the capacities indicated.

            NAME                           TITLE
            ----                           -----
 /s/ Geoffrey F. Hewitt
-------------------------------
 Geoffrey F. Hewitt                Chief Executive Officer

 /s/ Melvin W. Pelley
-------------------------------
 Melvin W. Pelley                  Chief Financial Officer

 /s/ Walter Haemmerli
-------------------------------
 Walter Haemmerli                  Director

                                      27


 /s/ Irwin J. Gruverman
-------------------------------
 Irwin J. Gruverman                Director

 /s/ Byron A. Denenberg
-------------------------------
 Byron A. Denenberg                Director

 /s/ Gerald T. Owens
-------------------------------
 Gerald T. Owens                   Director

EXHIBIT INDEX

Exhibit No.              Name
5.1                 Opinion of Snow Becker Krauss P.C.
10.24               Agreement dated May 10, 1999 between the Company and
                    Continental Capital & Equity Corporation.
13.1                Annual Report on Form 10-KSB for the fiscal year ended
                    September 30, 1998.
13.2                Quarterly Report on Form 10-QSB for the fiscal quarter ended
                    December 31, 1998.
21.1                Subsidiaries of the Registrant.
23.1                The consent of Snow Becker Krauss P.C. is included in
                    Exhibit 5.1
23.2                Consent of Goldstein Golub Kessler LLP.